TIMELINE, INC.
LICENSORS OF INTELLECTUAL PROPERTY

1700 SEVENTH AVENUE, STE. 2100
SEATTLE, WASHINGTON 98101
206.357.8422

FAX:  206-357.8421
WWW.TMLN.COM

January 19, 2006

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
450 Fifth Street, NW
Washington, D.C. 20549-0213

Re:	Timeline, Inc.
Form 10-QSB for the quarter ended September 30, 2005

Dear Ms. Collins:

This letter is in response to the Staff’s comment letter dated January 6, 2006.  Concurrently with this letter, we are filing an amendment to our Form 10-QSB for the quarter ended September 30, 2005, as described below.

The sole issue raised by the Staff (Paragraph 1) is the proper accounting for the $480,000 allocated to Timeline’s 48 month covenant not to compete in connection with the asset sale that closed August 31, 2005.  Based on Timeline’s and the Commission’s correspondence, we have agreed to reclassify this amount as “gain on sale” and not as “deferred revenue”.  Consequently, the Amended Form 10 – QSB for the period Ended September 30, 2005 contain the following changes from the original filing:

          (1)     With respect to our Condensed Statement of Operations, for each of the three- and six-month periods ended September 30, 2005, this reclassification results in:

•	an increase in the amount of “Gain on Asset Sale” by $480,000, and

•	a decrease in “Warranty Revenues” of $10,000, resulting in

•

an increase in “Net Income” by $470,000 (to $2,127,353 and $1,892,699, respectively, for each of the three- and six-month periods ended September 30, 2005) and an increase in “Net income per share” by $0.11 per share (to $0.51 and $0.44, respectively, for each of the three- and six-month periods ended September 30, 2005).

Kathleen Collins
Securities and Exchange Commission
January 19, 2006

          (2)     With respect to our Condensed Consolidated Balance Sheet as of September 30, 2005, this reclassification results in:

•	a decrease of “Deferred revenue” (current liabilities) by $470,000, and

•	a decrease in “Accumulated deficit” of $470,000, resulting in

•	an increase in “Total shareholders’ equity” by $470,000.

Please contact me if you have any further questions or comments.

Best regards,

Charles R. Osenbaugh
Chief Executive Officer
Timeline, Inc.

Encls.